SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

NORTHLAND CRANBERRIES, INC.
(Name of Issuer)

SUN NORTHLAND, LLC
SUN CAPITAL PARTNERS II, LP
SUN CAPITAL ADVISORS II, LP
SUN CAPITAL PARTNERS, LLC
MARC J. LEDER
RODGER R. KROUSE
FIRST GENERATION LLC
JOHN SWENDROWSKI
(Name of Person(s) Filing Statement)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

666499207
(CUSIP Number of Class of Securities)

John Swendrowski
2321 West Grand Avenue, P.O. Box 8020
Wisconsin Rapids, Wisconsin 54494-8020
Phone: (715) 424-4444
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Steven R. Barth
Peter C. Underwood
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Phone: (414) 271-2400

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This statement is filed in connection with (check the appropriate box):

        a.        [  ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b.        [  ] The filing of a registration statement under the Securities Act of 1933.

        c.        [  ] A tender offer.

        d.        [x] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [  ].

        Check the following box if the filing is a final amendment reporting the results of the transaction: [X].

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee

$ 2,165,670	$ 256.00

* Calculated for purposes of determining the filing fee only and in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, by multiplying 10,407,951 (the number of shares of class A common stock of Northland Cranberries, Inc., a Wisconsin corporation, to be (i) purchased by New Harvest, Inc., a Wisconsin corporation, through an agreement with certain unaffiliated entities as described herein and (ii) acquired pursuant to the proposed merger described herein) by $0.21, the price to be paid per share in the transactions.

[X]     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$256.00
Form or Registration No.:	Schedule 13E-3 and Amendment Nos. 1 and 2 thereto
Filing Party:	Filing Persons Listed Above
Date Filed:	September 28, 2005, October 27, 2005, November 4, 2005

SUMMARY TERM SHEET

        This Amendment No. 3 to Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) on September 28, 2005, as amended and supplemented by the filing of Amendment No. 1 thereto on October 27, 2005 and Amendment No. 2 thereto on November 4, 2005, by (i) New Harvest, Inc., which we refer to as the “Parent,” (ii) Sun Northland, LLC (which we refer to as “Sun Northland”), (iii) Sun Capital Partners II, LP, which owns a majority of the membership interests in Sun Northland, (iv) Sun Capital Advisors II, LP, which is the general partner of Sun Capital Partners II, LP, (v) Sun Capital Partners, LLC, which is the general partner of Sun Capital Advisors II, LP, (vi) Messrs. Marc J. Leder and Rodger R. Krouse, (vii) First Generation LLC, and (viii) John Swendrowski in connection with the “short form” merger (the “Merger”) of Parent into Northland Cranberries, Inc., a Wisconsin corporation (the “Company”), pursuant to Section 180.1104 of the Wisconsin Business Corporation Law. All information set forth herein should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3.

        This final amendment to Schedule 13E-3 is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the transactions contemplated by the Merger. Parent, which was a party to the Merger, is not a filing party of this final amendment to the Schedule 13E-3 because it was merged with and into the Company, with the Company being the surviving entity.

        The Merger became effective on November 28, 2005, when Articles of Merger were filed with the Department of Financial Institutions of the State of Wisconsin (the “Effective Time”). Pursuant to the Articles of Merger, each outstanding share of the Company’s Class A Common Stock, $0.01 par value per share (the “Common Stock”), except for shares of Common Stock held by Parent or the Company immediately prior to the Merger or in respect of which the holder perfects its dissenters’ rights under Wisconsin law, was converted into the right to receive $0.21 in cash, without interest. At the Effective Time, public trading in the Common Stock on the OTC Bulletin Board ceased.

        On November 28, 2005, the Company issued a press release announcing completion of the Merger and such press release is filed as Exhibit (a)(1) hereto.

ITEM 16.     EXHIBITS.

(a)(1)	Press release, dated November 28, 2005, announcing completion of the Merger.

(c)(1)	Opinion of Stephens, Inc.*

(c)(2)	Material financial projections provided to Stephens, Inc. by John Swendrowski, attached as Exhibit B to the Transaction Statement on Schedule 13E-3 (incorporated herein by reference to Transaction Statement on Schedule 13E-3).*

(c)(3)	Description of comparable companies used in analyses by Stephens, Inc., attached as Exhibit C to the Transaction Statement on Schedule 13E-3 (incorporated herein by reference to Transaction Statement on Schedule 13E-3).*

(c)(4)	Unaudited pro forma financial information, attached as Exhibit D to the Transaction Statement on Schedule 13E-3 (incorporated herein by reference to Transaction Statement on Schedule 13E-3).*

(d)(1)	Contribution Agreement, dated as of September 26, 2005, by and among New Harvest, Inc., Sun Northland, LLC, First Generation LLC, Wells Fargo Foothill, Inc., ARK CLO 2000-1 Limited, Ableco Holding LLC and John Swendrowski.*

(d)(2)	Stock Purchase Agreement, dated as of September 26, 2005, by and among New Harvest, Inc., U.S. Bank National Association and Mid America Bank, f.s.b.*

(d)(3)	Shareholders’ Agreement, dated as of September 26, 2005, by and among New Harvest, Inc., Sun Northland, LLC, Wells Fargo Foothill, Inc., ARK CLO 2000-1 Limited and Ableco Holding LLC.*

(d)(4)	Agreement, dated as of September 26, 2005, by New Harvest, Inc. and Sun Northland, LLC.*

(d)(5)	Form of Plan of Merger, attached as Exhibit F to the Transaction Statement on Schedule 13E-3 (incorporated herein by reference to Transaction Statement on Schedule 13E-3).*

(f)	Subchapter XIII (Sections 180.1301 through 180.1331) of the Wisconsin Business Corporation Law.*

* Previously filed

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated: November 28, 2005

SUN NORTHLAND, LLC
By: /s/ Marc J. Leder
Name: Marc J. Leder
Title: Co-CEO
SUN CAPITAL PARTNERS, LLC
By: /s/ Marc J. Leder
Name: Marc J. Leder
Title: Co-CEO
SUN CAPITAL ADVISORS II, LP
By: Sun Capital Partners, LLC
Its: General Partner
By: /s/ Marc J. Leder
Name: Marc J. Leder
Title: Co-CEO
SUN CAPITAL PARTNERS II, LP
By: Sun Capital Advisors II, LP
Its: General Partner
By: Sun Capital Partners, LLC
Its: General Partner
By: /s/ Marc J. Leder
Name: Marc J. Leder
Title: Co-CEO
FIRST GENERATION LLC
By: /s/ John Swendrowski
Name: John Swendrowski
Title: Chairman and Chief Executive Officer

JOHN SWENDROWSKI
/s/ John Swendrowski
John Swendrowski, an individual
MARC J. LEDER
/s/ Marc J. Leder
Marc J. Leder, an individual
RODGER R. KROUSE
/s/ Rodger R. Krouse
Rodger R. Krouse, an individual

Exhibit (a)(1)

For More Information Contact:
John Swendrowski, Chairman & CEO
Northland Cranberries, Inc.
2321 West Grand Avenue, P.O. Box 8020
Wisconsin Rapids, WI 54495-8020
Tel: 715-424-4444 Fax: 715-422-6897
www.northlandcran.com

NEWS RELEASE

For release November 28, 2005 at 1:30 p.m. (CST)

NORTHLAND CRANBERRIES, INC. ANNOUNCES COMPLETION OF GOING PRIVATE TRANSACTION

        Wisconsin Rapids, WI – Northland Cranberries, Inc. (“Northland”) announced today that New Harvest, Inc. (“New Harvest”), a newly formed corporation wholly-owned by Northland’s majority shareholder, Sun Northland, LLC (“Sun”), has completed the previously announced going private transaction with Northland through a “short form” merger of New Harvest into Northland. Under the terms of the merger, Northland shareholders who are not shareholders of New Harvest will receive $0.21 per share in cash for their common stock after delivering their common stock certificates to a designated paying agent. Shareholders will receive written procedures for exchanging their certificates for cash within 10 days. Additionally, Northland’s common stock will no longer be traded on the OTC Bulletin Board.